Avatech Solutions, Inc.

10715 Red Run Boulevard

Suite 101

Owings Mills, Maryland 21117

July 14, 2006

VIA EDGAR AND FAX

Mr. Mark P. Shuman

Branch Chief – Legal

Mr. Daniel Lee

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Avatech Solutions, Inc.
Registration Statement on Form S-1 filed June 22, 2006
File No. 333-135231

Gentlemen:

With this letter, we are filing via EDGAR Amendment No. 1 (the “Amendment”) to the captioned registration statement (the “Registration Statement”) on Form S-1 of Avatech Solutions, Inc. (the “Registrant”). The following describes the changes made to the Registration Statement by the Amendment, in detail, to facilitate your review of the Amendment, and the captions and paragraph numbers correspond to your comment letter, dated July 11, 2006, on the Registration Statement.

Facing Page

1. In the registration fee table, we have separately identified the shares being registered by category. Our reference to Series D and E preferred stock in footnote (1) has been eliminated; it was included in error.

Prospectus Cover Page

2. We have corrected incorrect references to the number of shares being registered, so that they consistently are disclosed as 6,190,000 shares.

3. We have clarified in the last sentence of item (a) in the first paragraph the shares being referred to – only shares that may be issued as payment in kind dividends, or to repurchase shares, or to redeem shares. The number of shares has been changed to 1,590,000 to make the number of shares under this item consistent with the selling stockholder table. This eliminates shares issuable upon conversion of the Series F preferred stock and accompanying warrants since, as you correctly point out, those shares are covered in the earlier part of this item.

Selling Stockholders, page 7

4. We have added two paragraphs which provide concise disclosure with respect to the transactions between the Registrant and the institutional investors/selling stockholders to whom we issued Series F Convertible Preferred Stock, common stock, and stock purchase warrants, in each case in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

5. We have added to the appropriate footnotes to the Selling Stockholder table disclosure of the individuals who exercise sole or shared voting and dispositive powers with respect to the shares held by their respective funds.

Exhibit 5

6. Counsel’s opinion has been modified to (a) change the number of shares covered by the opinion, and (b) opine that the shares of common stock issued were validly issued, fully paid and nonassessable, and that shares of common stock issued upon conversion of preferred stock or exercise of warrants will, when issued, be validly issued, fully paid and nonassessable shares of the Registrant’s common stock.

Upon advice from the Staff of its willingness to consider an acceleration request, we will file such a request not less than two days prior to the requested effective date.

Please do not hesitate to contact the undersigned at 410-753-1587 (fax 410-753-1591), or Mr. Hillel Tendler at 410-332-8552 (fax 410-951-6038), if you have further questions or comments.

Sincerely,

/s/ Christopher Olander

Christopher Olander